Mail Stop 7010


                  January 3, 2006




John W. Beasley
Metaline Contact Mines
Secretary/Treasurer/CFO
W. 3848 Turtle Patch Road
Pine River WI 54965

      Re:	Metaline Contact Mines
		Form 10-KSB for the Year Ended December 31, 2004
		Filed on March 25, 2005
		Form 10-QSB for the Quarter Ended September 30, 2005
		Filed on November 14, 2005
		File number 0-31025
      Response Letter dated December 12, 2005

Dear Mr. Beasley:

      We have reviewed your filings and have the following comments.
We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.


Accounting Comments

Form 10-QSB for the Quarter Ended September 30, 2005

Statements of Operations, page F-3

1. Please explain why your weighted average number of common shares decreased as of the three and nine months ended September 30, 2005.
In this regard, we note you issued 1,000,000 common shares for the acquisition of Golden Chest Mine lease.

Statements of Cash Flows, page F-4

2. Please revise your Statement of Cash Flows to reflect the acquisition of Golden Chest Mine lease valued at $250,000 as a non-cash transaction.

Exhibit 31.1

3. While your proposed certification disclosure provided as Attachment "B" to your response letter appears to be consistent with the language specified under Instruction 31 to Item 601 of Regulation
S-B, your certification in the Form 10-QSB for the quarter ended September 30, 2005 did not reflect the change as requested in our prior comment letter. As such, we reissue the prior comment number four from our letter dated October 18, 2005. Please revise the certification to be consistent with the language specified under Instruction 31 to Item 601 of Regulation S-B. Please ensure that this change is also reflected in all of your annual and quarterly filings.

Engineering Comments

General

4.  "Item 2 - Description of Property", with respect to the Pend
Oreville/Metaline Zinc and the Golden Chest Mine properties, please include the Edgar filing location references in the filing.


The maps to the Pend Oreville/Metaline Zinc and the Golden Chest
Mine
should be included with annual filings to locate the properties for the average investor. All maps and drawings submitted should include the following:

* A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing. The use of the symbols used by the U.S. Geological Survey is encouraged.
* A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered;
* A north arrow on the maps.
* An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.
* A title of the map or drawing and the date on which it was drawn.
* In the even interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.
* Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

5. Generally, reserves should be based on the following:

* A "final" or "bankable" feasibility study is required to meet the requirements to designate reserves under Industry Guide 7.
* A historic three year average price is to be used in any reserve or cash flow analysis to designate reserves.
* To meet the "legal" part of the reserve definition, the primary environmental analysis or document should have been submitted to governmental authorities.

Briefly define the standard mining practices and expected operational costs of the Coeur d`Alene Mining District and restate the reserves using the historic three year average gold price, not the spot price.

		As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Yong Choi at (202) 551-3758, April Sifford, Branch Chief at (202) 551-3684, if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler Mining Engineer at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,


H. Roger Schwall
Assistant Director

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John W. Beasley
Metaline Contact Mines
January 3, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE